UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), hereby files the following

RELEVANT EVENT

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of the Company’s Annual General Meeting of Shareholders, to be held on Bilbao, at Palacio Euskalduna, foreseeably at second summons on the next 15th of March, which has been published today in the Official Gazette of the Companies Registry (BORME), on the daily press and on the Company website: www.bbva.com.

In addition, the full texts of the proposed resolutions and the directors’ reports on the agenda items requiring them are hereby enclosed.

Madrid, 8th February 2013

ANNUAL GENERAL MEETING OF SHAREHOLDERS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, 15TH MARCH 2013

ANNOUNCEMENT

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter the “Company”, “BBVA” or the “Bank”), 31st January 2013, resolved to call the Company’s Annual General Meeting of Shareholders, which will be held in Bilbao, at Palacio Euskalduna, Calle Abandoibarra number 4, on 14th March 2013, at 12:00 hours midday at first summons; and in the same place at the same time on 15th March 2013 at second summons.

AGENDA

ONE.- Examination and approval of the Annual Financial Statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the Management Reports for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group. Allocation of profits. Approval of corporate management. All these refer to the year ending 31st December 2012.

TWO.- Adoption of the following resolutions on the re-election of members to the Board of Directors:

2.1.	Re-election of Mr Francisco González Rodríguez

2.2.	Re-election of Mr Ángel Cano Fernández

2.3.	Re-election of Mr Ramón Bustamante y de la Mora

2.4.	Re-election of Mr Ignacio Ferrero Jordi

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at whatever the number may be in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

THREE.- Approval of the common terms of merger between the companies Banco Bilbao Vizcaya Argentaria, S.A. (absorbing company) and Unnim Banc, S.A., Sociedad Unipersonal (absorbed company). Approval of the balance sheet of Banco Bilbao Vizcaya Argentaria, S.A. for the year ending 31st December 2012, verified by the Company Auditors, as merger balance sheet. Approval of the merger between the companies Banco Bilbao Vizcaya Argentaria, S.A. (absorbing company) and Unnim Banc, S.A., Sociedad Unipersonal (absorbed company), pursuant to the provisions in said common terms of merger approved and undersigned by the Boards of Directors of the merging companies. Inclusion of the merger under the special tax regulations established in Chapter VIII of Title VII of the Corporate Income Tax Act (consolidated text), adopted by Royal Legislative Decree 4/2004, 5th March.

FOUR.- Approve two capital increases chargeable to reserves in order to comply with the shareholder remuneration schedule:

4.1. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request the competent Spanish and non-Spanish authorities for the new shares to be listed for trading on the Madrid, Barcelona, Bilbao and Valencia securities exchanges, over the SIBE electronic trading platform, and on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

4.2. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request the competent Spanish and non-Spanish authorities for the new shares to be listed for trading on the Madrid, Barcelona, Bilbao and Valencia securities exchanges, over the SIBE electronic trading platform, and on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

FIVE.- Approval of the conditions of the variable scheme of remuneration with BBVA shares for 2013 for the management team, including executive directors and members of the senior management.

SIX.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group in 2013.

SEVEN.- Approval of the corporate website (www.bbva.com).

EIGHT.- Conferral of authority on the Board of Directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting.

NINE.- Consultative vote on the Report on the BBVA Board of Directors remuneration policy.

SUPPLEMENT TO THE NOTICE OF MEETING AND NEW RESOLUTION PROPOSALS

Pursuant to the Corporate Enterprises Act, shareholders representing at least five per cent of the share capital, may: (i) requisition the publication of a supplement to the Notice of Meeting for the General Meeting, including one or more items on the agenda, providing the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) present substantiated proposals for resolutions on matters already included or that should be included in the agenda.

The right to do this may be enforced by duly attested notification to the Company, which must be received at the registered office at Plaza de San Nicolás number 4, 48005, Bilbao, within five days after this Notice of Meeting is published.

ATTENDANCE

Under the Company’s Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these are recorded in the corresponding accounting ledger more than five days before the date on which the General Meeting is to be held.

As the General Meeting will foreseeably be held at second summons, for the effects of article 517 of the Corporate Enterprises Act, the deadline by which shareholders must have registered their shares in their name will be 10th March 2013.

The Company will issue an identity card to each shareholder entitled to attend, giving them access to the place where the General Meeting is being held. This will indicate the number of shares they hold. Requests can be sent to the Shareholder Helpdesk (Oficina de Atención al Accionista), sent over the corporate website (www.bbva.com) or presented at any BBVA branch office.

Holders of fewer shares may group together until they have at least the required number. They must apply for a group card from any BBVA branch office.

For the purpose of ascertaining the identity of the shareholders or their valid proxies, at the entrance to the building where the General Meeting is to be held, attendees may be asked to present their attendance card and documents proving their right of proxy, and their national identity document or any other official document generally accepted for identification purposes.

REMOTE VOTING AND PROXY

WRITTEN VOTING AND PROXY

Shareholders not personally attending the General Meeting may vote remotely, using the voting form attached to the attendance card, which can be provided at any of the BBVA branch or administrative offices.

Shareholders wishing to vote by post may apply to the Company, once the Notice of Meeting has been published, through the Shareholders Helpdesk (Oficina de Atención al Accionista) or any BBVA branch, requesting the issue of a document for postal voting in their name. Once completed according to instructions and within the deadlines it establishes, it must be sent by registered post with receipt to the Shareholders Helpdesk (Oficina de Atención al Accionista) on Gran Vía 1, 48001 Bilbao, to be processed and counted.

In order to process postal votes, these must be received at least 24 hours prior to the date on which the General Meeting is to be held at first summons. Any votes arriving later than this will not be counted.

Any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder. Proxy must be conferred using the proxy form printed on the attendance card, which contains the public call for proxy filed by the Board pursuant to articles 186 and 526 of the Corporate Enterprises Act, and may be sent to the Company via any of the means mentioned in this section.

ELECTRONIC VOTING AND PROXY

Shareholders may vote and confer proxy by electronic media, using the corporate website (www.bbva.com). They must follow the rules and instructions given in the link “2013 Annual General Meeting” on the website.

In order to guarantee their identity, shareholders wishing to vote or confer proxy electronically must obtain a password from the website (www.bbva.com) and follow the pertinent instructions on the link, “2013 Annual General Meeting/Electronic Voting and Proxy”. In order to obtain the password, shareholders may prove their identity in the following ways:

a) Electronic ID card (DNIe);

b) “BBVA.es” (for shareholders who are users of the e-banking facility); or

c) Request accreditation (for shareholders who are not “BBVA.es” users and shareholders that are companies), following the instructions on the website.

Once shareholders have their password, they may vote and confer proxy prior to the General Meeting, over the link “2013 Annual General Meeting/Electronic Voting and Proxy” on the

corporate website (www.bbva.com) as of 20 February 2013 and until 12:00 hours on the day before the General Meeting is held at first summons, ie, until 12:00 hours midday on 13th March 2013.

SUSPENSION OF ELECTRONIC SYSTEMS

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy when this becomes necessary or advisable for technical or security reasons.

The Company will not be liable for damages that may be caused by overload, breakdowns, collapsed lines, connection faults or similar events not attributable to it that may temporarily impede use of the electronic voting or proxy systems.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal attendance at the General Meeting will revoke any proxy or vote sent in before the Meeting.

Proxy may always be revoked over the same means used to confer it.

RIGHT TO INFORMATION

Until the seventh day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or submit written questions regarding the matters on the agenda. They may also request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (the Securities Exchange Authority) since the last General Meeting and regarding the auditor’s report.

Shareholders wishing to request information in writing may do so, addressing their communication to BBVA Shareholders Helpdesk (Oficina de Atención al Accionista) at Gran Vía 1, 48001 Bilbao; or by e-mail at the mailbox made available for such purposes in the link “Right to Information” in the “2013 Annual General Meeting” section on the corporate website (www.bbva.com).

Once this Notice of Meeting is published, any shareholder may examine at the Bank’s registered office at Plaza de San Nicolás 4, Bilbao, to read the full text of the proposed resolutions that will be submitted to the General Meeting’s approval and the directors’ reports on the agenda items requiring them; the individual and consolidated annual financial statements and management reports that will be submitted to the approval of the General Meeting, along with the respective auditor’s reports; the 2012 Annual Corporate Governance Report; the Report on the Remuneration Policy for the Board of Directors; and other legal documents relating to the General Meeting. Shareholders may request all the above-mentioned documents be delivered or sent to them immediately and at no charge.

Likewise, once this Notice of Meeting has been published and until the General Meeting is held, all documents and information regarding the General Meeting will be available on the corporate website (www.bbva.com), in the link “2013 Annual General Meeting”.

INFORMATION ON THE MERGER BY ABSORPTION OF UNNIM BANC S.A. SOCIEDAD UNIPERSONAL BY BANCO BILBAO VIZCAYA ARGENTARIA, S.A. INCLUDED UNDER AGENDA ITEM THREE

On 7 February 2013, the following documents have been inserted on the corporate website (www.bbva.com), in the “2013 Annual General Meeting” section:

a.	The common terms of merger between the Company and Unnim Banc, S.A. Sociedad Unipersonal, which have also been filed with the Companies Registries of Vizcaya and Barcelona;

b.	The annual financial statements and the management reports legally required of the companies participating in the merger, with the corresponding Auditor’s Reports.

c.	The merger balance sheets for each of the companies participating in the merger, accompanied by their corresponding Audit Reports. The merger balance sheet of Banco Bilbao Vizcaya Argentaria, S.A. is the balance sheet corresponding to 2012, which forms part of the 2012 Financial Statements being submitted to the approval of this General Meeting under agenda item one.

d.	The prevailing Bylaws of the companies participating in the merger.

e.	The identity of the Directors of the companies participating in the merger and the date as of which they have held office.

It is also stated that, prior to the date on which this Notice of Meeting was published, the aforementioned documents have been made available to shareholders, bond holders, special rights holders and workers’ representatives who are entitled to examine copies at the registered office and to have such copies sent or delivered free of charge.

REFERENCES WITH RESPECT TO THE MERGER TERMS

Pursuant to articles 40.2 and 49.1 of Act 3/2009, 3rd April, on Structural Changes in Mercantile Companies (hereinafter “Act 3/2009”), the legally required references for the common terms of merger are included below:

A.	Identification of the Entities participating in the merger.

Absorbing Company:

Banco Bilbao Vizcaya Argentaria, S.A., company of Spanish nationality, with registered address in Bilbao, Plaza de San Nicolás number 4, and tax identification number A-48265169. Filed at the Vizcaya Companies Registry, under Volume 2083, Sheet 1, page number BI-17 A.

Absorbed Company:

Unnim Banc, S.A., Sociedad Unipersonal, of Spanish nationality, with registered address in Barcelona, Plaza de Cataluña number 9, and tax identification number A-65609653. Filed at the Barcelona Companies Registry, under Volume 42,672, Sheet 1, page number B-410961 (hereinafter “Unnim”).

B.	Merger structure. Exchange ratio and other references.

The transaction will be carried out through absorption of Unnim by BBVA. On the date when the merger is filed at the registry, all the shares of the Absorbed Company will be fully redeemed and annulled, and the Absorbed Company will be extinguished, transferring its total net assets en bloc to the Absorbing Company, which will acquire them by universal succession.

This merger constitutes a case of special merger, as BBVA (Absorbing Company) is the direct owner of all the shares of Unnim (Absorbed Company), such that the simplified merger procedures will be applicable, as regulated under article 49.1 of Act 3/2009. Thus, BBVA will not increase its share capital, and consequently no provision has to be included in the common terms of merger with respect to the 2nd and 6th references of article 31 of Act 3/2009, regarding the Absorbed Company’s share exchange ratio and procedures, and the date as of which the new shares will entitle holders to take a share in the corporate earnings (provided there are no new shares). Since this is not a cross-border merger, it is not necessary to include any provision in the common terms of merger with respect to the 9th and 10th references of article 31 of Act 3/2009, regarding the valuation of each company’s net total assets and liabilities which are transferred to the resulting company, and the dates of the financial statements of the companies that are merging to be used to establish the conditions under which the merger is to be carried out;

Finally, it is not necessary to draw up the reports by the merging companies’ directors or the experts on the common terms of merger.

C.	The merger’s incidence on industry contributions or ancillary benefits.

There are no industry contributions or ancillary benefits in the Absorbed Company, such that no compensation needs to be granted.

D.	Special rights.

There are no individuals in the merging companies that have been attributed special rights or that hold certificates other than those representing capital, who ought to be granted special rights or offered special options. Consequently, it is not necessary for this matter to be considered in this merger transaction.

E.	Advantages attributed to independent experts and to the directors.

No kind of advantage will be attributed to the directors of any of the merging entities. No independent experts have been hired to issue reports, as this is a case of simplified merger.

F.	Merger balance sheets.

The merger balance sheets will be deemed to be the annual balance sheets of BBVA and Unnim for the year ending 31st December 2012.

G.	Date of merger for the accounting record.

Unnim transactions will be deemed to have been carried out to the account of BBVA as of 1st January 2013.

H.	Bylaws of the company resulting from the merger.

The Company Bylaws of the Absorbing Company, Banco Bilbao Vizcaya Argentaria, S.A. need not be amended because of the merger.

I.	Possible consequences of the merger for employment, gender impact on the governing bodies and incidence on the company’s corporate responsibility.

BBVA will assume the employment obligations and rights with respect to Unnim workers.

In the second half of 2012, Unnim began the collective bargaining that culminated in the signature of the Collective Agreement on Reordering of Labour Conditions and Staff Restructuring on 24th October. This lays down the terms on which to comply with the European Commission guidelines, 25th July 2012. The agreement is in the process of implementation. The above notwithstanding, it is stated that no consequence for employment is foreseen as a result of the merger.

No change is expected in the composition of the governing body of the Absorbing Company as a consequence of the merger, so the merger will not have any gender impact on the governing bodies.

The merger will not affect the BBVA’s corporate responsibility.

J.	Tax regulations.

This merger transaction will be subject to the special tax regulations established under Chapter VIII of Title VII of the consolidated text of the Corporate Income Tax Act, adopted by Royal Legislative Decree 4/2004, 5th March. To such end, the Tax Authorities will be notified of the option to subject it to the special tax regime under the terms established in the regulations.

K.	Condition precedent.

The efficacy of the merger is conditional upon authorisation from the Ministry of the Economy & Competitiveness, pursuant to paragraph c) of article 45 of the Banking Act, 31st December 1946, and upon obtaining any other authorisations that may be pertinent.

ON-LINE SHAREHOLDER FORUM

Pursuant to article 539.2 of the Corporate Enterprises Act, BBVA has established an On-line Shareholder Forum for the General Meeting arrangements on the corporate website (www.bbva.com), which individual shareholders and voluntary associations that may be constituted under prevailing regulations may access with due guarantees.

Shareholders may use the Forum to publish proposals they wish to be presented as supplements to the agenda announced in the Notice of Meeting, and requests to second these proposals, initiatives to achieve the threshold percentage of votes required to exercise the minority right established by law. They may also post offers of or calls for voluntary proxy. To such end, they must follow the instructions that the Bank will publish on its corporate website (www.bbva.com) once the Notice of Meeting is published.

The Forum is not a channel of communication between the Company and its shareholders and is only established to facilitate communication among BBVA shareholders prior to the General Meeting.

To access and use the Forum, shareholders must have a password, which they can obtain via the corporate website (www.bbva.com), following the instructions given in the section “2013 Annual General Meeting/On-line Shareholder Forum”.

GENERAL INFORMATION

Shareholders may consult the General Meeting Regulations on the corporate website (www.bbva.com) regarding aspects related to the General Meeting that are not contained in this announcement.

For further information, shareholders may contact the Shareholder Helpdesk (Oficina de Atención al Accionista) at Gran Vía 1, 48001 Bilbao, between 9:00 and 18:00 hours from Monday to Friday; or via the Shareholder Helpline at +34 902 200 902, between 8:00 and 22:00 hours from Monday to Friday; or via the mailbox established for this purpose, “accionistas@grupobbva.com” on the corporate website (www.bbva.com).

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary to minute the proceedings of the General Meeting, pursuant to article 203 of the Corporate Enterprises Act and article 101 of the Companies Registry Regulations.

PERSONAL INFORMATION

Personal information entitling shareholders to attend, vote, participate in the On-line Shareholder Forum and to comply with any other legal obligations stemming from organising and arranging the General Meeting will be processed by the Company in order to manage the operation, compliance and control of shareholder relations with respect to the organisation and arrangements of the General Meeting, to which end the data will be incorporated into files for which BBVA is responsible.

Individuals whose data appear on these files have the right to access, rectify, cancel or challenge their own data as established under prevailing law, sending a letter to the Shareholders Helpdesk (Oficina de Atención al Accionista) at Gran Vía 1, 48001 Bilbao.

NB

THE GENERAL MEETING WILL FORESEEABLY BE HELD AT SECOND SUMMONS ON 15TH MARCH 2013 AT THE TIME AND PLACE SHOWN, UNLESS THE SHAREHOLDERS ARE OTHERWISE NOTIFIED THROUGH THE DAILY PRESS OR THE CORPORATE WEBSITE (www.bbva.com)

Bilbao, 8 February 2013, the Company Secretary & Secretary of the Banco Bilbao Vizcaya Argentaria, S.A. Board.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 15TH MARCH 2013

1. Approve, under the terms stated in the legal documentation, the Financial Statements and Management Report of Banco Bilbao Vizcaya Argentaria, S.A. for the year ending 31st December 2012, as well as the Annual Financial Statements and Management Report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same financial year.

2. Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. 2012 profits, for the sum of €1,428,307,639.90 (one billion, four hundred and twenty-eight million, three hundred and seven thousand, six hundred and thirty-nine euros, ninety cents) as follows:

•	The sum of €53,472,969.12 (fifty-three million, four hundred and seventy-two thousand, nine hundred and sixty-nine euros, twelve cents) will be used to provision the legal reserve.

•

The sum of €1,083,095,768.50 (one billion, eighty-three million, ninety-five thousand, seven hundred and sixty-eight euros, fifty cents) will be allocated to the payment of dividends, which have been fully paid out prior to this General Meeting in interim payments against the year’s accounts, pursuant to the resolutions adopted by the Bank’s Board of Directors, 27th June and 19th December 2012. It is resolved to ratify insofar as is necessary the aforementioned Board of Directors’ resolutions approving the payout of interim dividends against the accounts for financial year 2012.

•

The sum of €250,485,547.98 (two hundred and fifty million, four hundred and eighty-five thousand, five hundred and forty-seven euros, ninety-eight cents) to the cash payment stemming from the Bank’s acquisition of the free allocation rights of the shareholders who so requested in the capital increases made in execution of the resolutions adopted by the General Meeting, 16th March 2012, under agenda items 4.1 and 4.2, to implement the system of shareholder remuneration named the “ Dividend Option”.

•

The remaining profit, ie, the sum of €41,253,354.30 (forty-one million, two hundred and fifty-three thousand, three hundred and fifty-four euros, thirty cents) will be used to provision the Bank’s voluntary reserves.

3. Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for 2012.

4. Confer authority on the Chairman & CEO, Mr Francisco González Rodríguez and the Company & Board Secretary, Mr Domingo Armengol Calvo, severally, to file the Annual Financial Statements, Management Reports and Auditor’s Reports for the Bank and its Group, and to issue the corresponding certificates referred to in articles 279 of the Corporate Enterprises Act and 366 of the Companies Registry Regulations.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 15TH MARCH 2013

Under this agenda item, the General Meeting is asked to approve the re-election, for the term established in the Company Bylaws, of the Chairman & CEO, Mr Francisco González Rodríguez and of the President & COO, Mr Ángel Cano Fernández, as members of the Board of Directors, with their status as executive directors, with the favourable proposal of the Appointments Committee.

Also under this agenda item, the General Meeting is submitted a proposal, in line with the proposal made to the Board of Directors by the Appointments Committee, to re-elect Mr Ramón Bustamante y de la Mora and Mr Ignacio Ferrero Jordi as members of the Board of Directors, with the status of independent directors for the term of office established in the Company Bylaws.

Consequently, it is proposed that the General Meeting:

2.1.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr Francisco González Rodriguez, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

2.2.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr Ángel Cano Fernández, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

2.3.-	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr Ramón Bustamante y de la Mora, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

2.4.	Re-elect to a seat on the board of directors for the three-year term established in the Company Bylaws, Mr Ignacio Ferrero Jordi, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at whatever the number may be pursuant to the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 15TH MARCH 2013

1.-	Approval of the common terms of merger (hereinafter the “Terms of Merger”) approved and undersigned by the Boards of Directors of Banco Bilbao Vizcaya Argentaria, S.A. and Unnim Banc, S.A., Sociedad Unipersonal on 31st January 2013.

2.-	Approve as the merger balance sheet of Banco Bilbao Vizcaya Argentaria, S.A. the balance sheet at 31st December 2012, issued by the Company’s Board of Directors, 31st January 2013, verified by the Company’s Auditor, which is submitted to the approval of this General Meeting under agenda item one.

3.-	Consequently, approve the merger by absorption of Unnim Banc, S.A., Sociedad Unipersonal by Banco Bilbao Vizcaya Argentaria, S.A, with a block transfer of the Absorbed Company’s total net assets under title of universal succession to Banco Bilbao Vizcaya Argentaria, S.A. All the rights and obligations of the Absorbed Company, in general and without any reservation or limitation, will be subrogated to the Absorbing Company pursuant to Act 3/2009, 3rd April, on Structural Changes in Mercantile Companies (hereinafter “Act 3/2009”).

The Absorbed Company is fully and directly owned by Banco Bilbao Vizcaya Argentaria, S.A. Thus, pursuant to article 49.1 of Act 3/2009 and as established in the Terms of Merger, it is not necessary to include any reference to the ratio or procedures for exchanging shares or the date after which the new shares will confer the right to a share in corporate earnings; the Absorbing Company will not need to increase its share capital, and no directors’ reports or expert reports will be required on the Terms of Merger.

This resolution for merger by absorption is adopted in strict compliance with the Terms of Merger. The following is hereby stated for the effects of articles 228 of the Companies Registry Regulations and 40.1 of Act 3/2009:

a.	Identification of the entities participating in the merger.

Absorbing Company:

Banco Bilbao Vizcaya Argentaria, S.A., company of Spanish nationality, with registered address in Bilbao, Plaza de San Nicolás number 4, and tax identification number A-48265169. Filed at the Vizcaya Companies Registry, under Volume 2083, Sheet 1, page number BI-17 A.

Absorbed Company:

Unnim Banc, S.A., Sociedad Unipersonal, of Spanish nationality, with registered address in Barcelona, Plaza de Cataluña number 9, and tax identification number A-65609653. Filed at the Barcelona Companies Registry, under Volume 42,672, Sheet 1, page number B-410961.

b.	Structure and purpose of the merger.

The transaction will be carried out through absorption of Unnim by BBVA. On the date when the merger is filed at the registry, all the shares of the Absorbed Company will be fully redeemed and annulled, and the Absorbed Company will be extinguished, transferring its total net assets en bloc to the Absorbing Company, which will acquire them by universal succession.

This merger constitutes a case of special merger, as BBVA (Absorbing Company) is the direct owner of all the shares of Unnim (Absorbed Company), such that the simplified merger procedures will be applicable, as regulated under article 49.1 of Act 3/2009. Thus:

•

BBVA will not increase its share capital, and consequently no provision has to be included in the Terms of Merger with respect to the 2nd and 6th references of article 31 of Act 3/2009, regarding the Absorbed Company’s share exchange ratio and procedures, and the date as of which the new shares will entitle holders to take a share in the corporate earnings (provided there are no new shares).

•

Since this is not a cross-border merger, it is not necessary to include any provision in the Terms of Merger with respect to the 9th and 10th references of article 31 of Act 3/2009, regarding the valuation of each company’s net total assets and liabilities which are transferred to the resulting company, and the dates of the financial statements of the companies that are merging to be used to establish the conditions under which the merger is to be carried out.

•	Finally, it is not necessary to draw up the reports by the merging companies’ directors or the experts on the Terms of Merger.

The merger is carried out with the aim of simplifying the BBVA Group’s holding, organisational and operating structure thereby allowing better use of the Group’s resources.

The Absorbed Company is fully owned by the Absorbing Company, such that the merger will make it possible to rationalise and simplify the BBVA Group’s holding and operating structure and optimise its management, bringing the administrative structures of the Absorbed Company within the organisation of the Absorbing Company without altering its capacity to do business.

The merger will permit optimisation of the BBVA Group’s advantages and capacities, especially in designing customer solutions and in drawing up the catalogue of products that will comprise the entity’s offering, improving its funding capacity to the benefit of customers.

This merger will create value from rationalisation of financial costs, reduction of operational risk and enhanced efficiency once the two entities are integrated.

Consequently, the absorption of Unnim by BBVA is based on grounds of efficiency, cost rationalisation and reduction of operational risks, facilitating common management and achieving a more effective management of resources.

c.	The merger’s incidence on industry contributions or ancillary benefits in the Absorbed Company and the compensation that will be granted to the shareholders affected in the resulting company.

There are no industry contributions or ancillary benefits in the Absorbed Company, such that no compensation needs to be granted.

d.	Special rights.

There are no individuals in the merging companies that have been attributed special rights or that hold certificates other than those representing capital, who ought to be granted special rights or offered special options. Consequently, it is not necessary for this matter to be considered in this merger transaction.

e.	Advantages attributed to independent experts and to the directors.

No kind of advantage will be attributed to the directors of any of the merging entities. No independent experts have been hired to issue reports, as this is a case of simplified merger.

f.	Merger balance sheets.

For the effects established in article 36 of Act 3/2009, the merger balance sheets will be deemed to be the annual balance sheets of BBVA and Unnim for the year ending 31st December 2012.

g.	Date of merger for the accounting record.

Pursuant to the Spanish National Chart of Accounts, for accounting purposes Unnim transactions will be deemed to have been carried out to the account of BBVA as of 1st January 2013.

h.	Bylaws of the company resulting from the merger.

The Company Bylaws of the Absorbing Company need not be amended because of the merger. Their current transcription is attached to these Terms of Merger as Annex I.

i.	Possible consequences of the merger for employment, gender impact on the governing bodies and incidence on the company’s corporate responsibility.

Pursuant to article 44 of the Workers’ Charter Act (consolidated text), adopted under Royal Legislative Decree 1/1995, 24th March, regulating enterprise succession cases, BBVA will assume the employment obligations and rights of Unnim workers.

In the second half of 2012, Unnim began the collective bargaining that culminated in the signature of the Collective Agreement on Reordering of Labour Conditions and Staff Restructuring on 24th October. This lays down the terms on which to comply with the European Commission guidelines, 25th July 2012. The agreement is in the process of implementation. The above notwithstanding, it is stated that no consequence for employment is foreseen as a result of the merger.

No change is expected in the composition of the governing body of the Absorbing Company as a consequence of the merger, so the merger will not have any gender impact on the governing bodies.

The merger will not affect the BBVA’s corporate responsibility.

j.	Tax regulations.

This merger transaction will be subject to the special tax regulations established under Chapter VIII of Title VII of the Consolidated Text of the Corporate Income Tax Act, adopted by Royal Legislative Decree 4/2004, 5th March.

To such purpose, and pursuant to article 96 of said consolidated text, the tax authorities will be notified of the adoption of the special tax regulations option under the terms established by the regulations.

k.	Condition precedent.

The efficacy of the merger is conditional upon authorisation from the Ministry of Economic Affairs & Competitiveness, pursuant to paragraph c) of article 45 of the Banking Act, 31st December 1946, and on obtaining any other authorisations that may be pertinent.

4.-	The subjection of this merger transaction to the special tax regulations established under Chapter VIII of Title VII of the consolidated text of the Corporate Income Tax Act, adopted by Royal Legislative Decree 4/2004, 5th March. To such purpose, and pursuant to article 96 of said consolidated text, the tax authorities will be notified of the adoption of the special tax regulations option under the terms established by the regulations.

5.-	Without prejudice to the proxies included in other resolutions adopted in today’s AGM, and any other existing proxy, it is resolved:

Confer the Board of Directors, with express powers to pass on this authority to the Executive Committee or the director(s) it deems pertinent or any other person whom the Board expressly empowers for the purpose, with the most broad-ranging faculties required under law for the implementation of the resolutions adopted by this General Meeting under this agenda item three, making any arrangements necessary to obtain due permits and/or filings from the Bank of Spain, the Ministry of Economic Affairs & Competitiveness, the CNMV (Securities Exchange Authority), the entity charged with recording book entries, the Governing Companies of the Securities Exchanges, the Companies Registry and any other public- or private-sector bodies that may be competent in the matter. To such ends, they may (i) establish, complete, develop, amend, remedy omissions and adapt the aforementioned resolutions or the Terms of Merger according to the verbal or written qualifications of the Companies Registrar and any competent authorities, civil servants or institutions; (ii) draw up and publish the announcements required under law regarding the resolutions adopted by this General Meeting; (iii) grant any public and private documents they deem necessary or advisable to implement the resolutions relating to the merger; (iv) place the merger resolutions and the supplementary public and private documents on public record where necessary for the incorporation of the net assets of the Absorbed Company into the Absorbing Company to become operative; (v) verify compliance with the conditions to which the merger is subject; (vi) take necessary actions to ensure that the settlements are made and the credits guaranteed to the creditors that, potentially, might oppose the merger under the terms established under Act 3/2009; (vi) grant all the deeds for the inventory of goods, as appropriate, or any others that may be necessary or advisable to accredit the ownership of the Absorbing Company over the goods and rights acquired as a consequence of the merger by absorption and achieve the filing in the Public Registries of goods subject to filing under the name of the Absorbing Company; (viii) carry out any acts that may be necessary or advisable to successfully implement the resolutions adopted by the General Meeting and, in particular, to achieve their filing at the Companies Registry or other registries in which they may be fileable.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 15TH MARCH 2013

4.1 Increase share capital by an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2012, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2012 stood at €6,154,647,109.12.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.2 Increase share capital by an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2012, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2012 stood at €6,154,647,109.12.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 15TH MARCH 2013

Approval of the conditions for the system of variable remuneration in BBVA shares for 2013 addressed to the management team, including executive directors and members of the senior management.

1.- Approve, for the purposes provided for in article 219 of the Corporate Enterprises Act, the conditions for 2013 in the system of variable remuneration in shares for the BBVA Group Management Team (hereinafter the “System of Variable Remuneration in Shares for the Management Team” or the “System”), established by the General Meeting, 11th March 2011, under agenda item 7, under the following terms:

1.1.	The Management Team Incentive for 2013 (hereinafter the “2013 Incentive”) will have the following characteristics:

(a)	Indicators:

The indicators for the 2013 Incentive will be:

•

Performance of the Bank’s Total Shareholder Return (TSR) from 1st January to 2012 to 31st December 2013, benchmarked against the TSR performance of the following peer group of banks over the same period: BNP Paribas, Société Genérale, Deutsche Bank, UniCredito Italiano, Intesa San Paolo, Banco Santander, Crédit Agricole, Barclays, Lloyds Banking Group, Royal Bank of Scotland, UBS, Crédit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase and Wells Fargo.

•	The Group’s Recurring Adjusted Economic Profit (EP) in constant euros without one-offs.

•	The Group Net Attributable Profit, calculated without one-offs.

To calculate the exact number of BBVA shares that will vest to each beneficiary, the number of “units” initially allocated will be divided into three parts, each linked to one indicator according to the weightings established for each. Each of these will be multiplied by coefficients of between 0 and 2 as a function of a scale defined for each indicator.

For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group during the benchmarking period.

The price of the shares that will vest under the 2013 Incentive will be the opening price listed on the market on the day of vesting.

(b)	Beneficiaries: The 2013 Incentive is addressed to the members of the BBVA Group Management Team, who have such status on the date on which this resolution is approved, including executive directors and members of the Management Committee. For 2013, the initial estimate of the number of Incentive beneficiaries is 2,200. However, some may leave and others join the 2013 Incentive whilst it is in force.

(c)	Duration: The 2013 Incentive will remain in force from 1st January 2013 to 31st December 2013.

(d)	Settlement and payment of the 2013 Incentive: The 2013 Incentive will be settled during the first quarter of 2014, although early settlement may take place under conditions established in the implementing measures for this resolution.

The beneficiaries may avail of shares that may stem from the 2013 Incentive settlement in the following manner: (i) 40% of the shares received will be freely transferrable by the beneficiaries as of the moment on which they vest to them; (ii) 30% of the shares received will become transferrable once a year has elapsed as of the 2013 Incentive settlement date; and (iii) the remaining 30% will become transferrable once two years have elapsed as of the 2013 Incentive’s settlement date. All this will be done under the terms and conditions established by the Board of Directors.

These rules on settlement and payment of the shares will not apply to beneficiaries included in section 1.2. below, as special features have been determined for these beneficiaries, mentioned in that section.

1.2.	The 2013 Incentive beneficiaries who engage in professional activities with a material impact on the risk profile or perform oversight duties, including executive directors and members of the senior management, will have a special system of settlement and payment for 2013. This will be deemed to be the sum of the ordinary variable remuneration and the shares corresponding to the 2013 Incentive (hereinafter the “Annual Variable Remuneration”), pursuant to the following conditions:

•

If as a consequence of the settlement of the 2013 Incentive the shares that will vest to them do not account for at least 50% of their Annual Variable Remuneration, the part of their ordinary variable remuneration necessary to top the amount up to 50% will be delivered in such a way that they receive at least 50% of their Annual Variable Remuneration in shares and the remaining proportion in cash. For this purpose, the value of the shares will be deemed to be the average closing price of the BBA shares in the trading sessions between 15th December 2013 and 15th January 2014, both dates inclusive.

•	The shares received in settlement of the Annual Variable Remuneration will be subject to specific deferral criteria, such that 60% will vest during the first quarter of 2014, and the remaining 40% deferred, so that one third will be payable each year over a three-year period, ie, in the first quarter of 2015, 2016 and 2017. However, other grounds for early settlement may be established in the measures implementing this resolution.

•	This percentage of the deferred shares will increase up to 50% in the case of the executive directors and members of the senior management.

•

The shares corresponding to Annual Variable Remuneration will also be unavailable for one year as of their delivery, and will be subject to updating under the terms established by the Board of Directors.

•	The vesting of deferred shares will be subject to none of the circumstances established by the Board of Directors as limiting or impeding delivery occurring.

The Board of Directors will determine the specific conditions for settlement and payment of the 2013 Annual Variable Remuneration for the different members of this group. It may establish when the part of the Annual Variable Remuneration payable in shares will best and, as applicable, specific criteria for deferral, updating and the timeline for availability in consideration of the aforementioned conditions and the regulatory requirements.

1.3.	The maximum number of Banco Bilbao Vizcaya Argentaria, S.A. shares that will vest to the management as a result of the System for 2013 is 18.5 million ordinary shares, representing 0.34% of the current share capital of Banco Bilbao Vizcaya Argentaria, S.A. Of this number, a maximum of 600,000 ordinary shares (representing 0.01% of the share capital) may be earmarked for executive directors and 1.7 million ordinary shares (representing 0.03% of the share capital) may be earmarked for the other members of senior management.

The Company may earmark the shares comprising its treasury stock to cover the shares indicated in the previous paragraph or may use another suitable financial system that the Company may determine.

2.- Confer authority to the Company Board of Directors with powers as broad as required by law and with express powers to delegate the authority to the Executive Committee, the Chairman of the Board of Directors, the President & COO or any other Company director or proxy, to ramify, formalise, implement and settle this resolution, as appropriate: adapting any agreements and signing any public or private documents that may be necessary or advisable for its full efficacy, with powers to remedy, rectify, amend or supplement this resolution, and in particular, by way of example, the following powers:

(a)	To implement the System of Variable Remuneration in Shares for the Management Team applicable to 2013.

(b)	To develop and establish the specific terms and conditions for the System of Variable Remuneration in Shares for the Management Team with respect to everything not envisaged in this resolution. This includes, but is not limited to, determining the timing of the settlement, establishing the grounds on which the System would be settled early and declaring compliance with the conditions that may, where applicable, be linked to such settlement.

(c)	To draw up, sign and present any additional communications and documents that may be necessary or advisable before any public or private body in order to implement, execute and settle the System of Variable Remuneration in Shares for the Management Team, including, where necessary, the corresponding protocols.

(d)	To engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, execute and settle the System of Variable Remuneration in Shares for the Management Team.

(e)	Negotiate, agree and sign counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.

(f)	To draw up and publish any announcements that may be necessary or advisable.

(g)	To draw up, sign, grant and, where applicable, certify any kind of document relating to the System of Variable Remuneration in Shares for the Management Team.

(h)	To adapt the content and conditions of the System to the circumstances or corporate operations that may occur during its term, relating both to BBVA or companies in its Group, and the banks in its peer group for TSR benchmarking, such that the System continues to perform under the same terms and conditions.

(i)	To adapt the contents of the System to the requirements, observations or requests the may be forthcoming from the competent supervisory authorities.

(j)	And, in general, engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the System of Variable Remuneration in Shares for the Management Team and the previously adopted resolutions.

PROPOSED RESOLUTION UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 15TH MARCH 2013

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2013. Deloitte, S.L. is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1 – Torre Picasso and its tax code is B-79104469; it is filed under number S-0692 in the official registry of account auditors in Spain, and in the Madrid Companies Registry under volume 13,650, folio 188, section 8, sheet M-54414.

PROPOSED RESOLUTION UNDER AGENDA SEVEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 15TH MARCH 2013

Approve the corporate website of Banco Bilbao Vizcaya Argentaria, S.A., with the following web address: www.bbva.com.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 15TH MARCH 2013

Confer authority to the Board of Directors, with express powers to pass on this authority to the Executive Committee or to the director(s) it deems pertinent as well as to any other person expressly empowered by the Board for the purpose, the necessary and most broad-ranging faculties required under law to establish, interpret, clarify, complete, amend, remedy, develop and execute, at the time deemed fit, each of the resolutions adopted by this General Meeting, draw up and publish the announcements required by law, and carry out such acts as are necessary to obtain permits or filings from the Bank of Spain, in the Ministry of Economic Affairs & Competitiveness, the Ministry of the Treasury & Public Administration; the CNMV (securities exchange authority); the entity tasked with recording book entries; the Companies Registry; and any other public- or private-sector bodies.

Authority is also conferred to the Chairman & CEO, Mr Francisco González Rodríguez; the President & COO, Mr Ángel Cano Fernández; and the Company Secretary & Secretary of the Board, Mr Domingo Armengol Calvo, so that they may severally engage in any acts that may be necessary to implement the resolutions adopted by this General Meeting, in order to file them at the Companies Registry or at any other Registry. These faculties specifically include: appear before the Notary Public to submit the public deeds and notarial certificates deemed necessary or advisable to remedy, ratify, interpret or complete the resolutions adopted; formalise any other public or private document deemed necessary or advisable for the successful implementation and full registration of the resolutions adopted without requiring any further General Meeting resolution; and carry out the mandatory filing of the individual and consolidated annual financial statements at the Companies Registry.

PROPOSED RESOLUTION UNDER AGENDA ITEM NINE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 15TH MARCH 2013

Approve, on a consultative basis, the Annual Report on the Remuneration Policy of the Board of Directors, whose transcription has been made available to shareholders together with the rest of the documents relating to the General Meeting since the Notice of Meeting was published.

Mr. FRANCISCO GONZÁLEZ RODRÍGUEZ

Chairman and CEO

Born in Chantada (Lugo), Spain, in 1944.

Married.

Graduated in Economic and Business Sciences from Universidad Complutense de Madrid.

Professional Background:

Francisco González has been Chairman and CEO of BBVA since January 2000.

Francisco González is Member of The Institute of International Finance (IIF), Member of the European Financial Services Round Table (EFR), Member of the Institut International D’Études Bancaires, Member of the Capital Markets Consultative Group of the IMF (CMCG), Member of the Board of Directors of the International Monetary Conference (IMC), Member of the International Advisory Committee of the Federal Reserve Bank of New York and Member of the Board of Directors of The Conference Board, among other international fora.

He is also Chairman of the Fundación BBVA and Governor of the Spanish Red Cross, The Prado Museum, Foundation for Help Against Drug Addiction, Foundation for Terrorism Victims, the Guggenheim Museum in Bilbao, Museo de Bellas Artes in Bilbao, Fundación Príncipe de Asturias, Real Instituto Elcano, Fundación Carolina, ESADE, FEDEA, Fundación de Estudios Financieros, Instituto de Estudios Económicos and Institut Europeu de la Mediterránia.

Prior to the merger between Banco Bilbao Vizcaya and Argentaria, Francisco González was chairman of Argentaria from 1996 to 1999, when he led the integration, transformation and privatisation of a very diverse group of State-owned banks.

Before joining Argentaria, Francisco González founded the Securities Firm, FG Inversiones Bursátiles, which became the first independent firm of brokers in Spain.

Francisco González is also a registered Spanish Stock Broker (ranking first amongst the candidates examined in 1980) and Trader for the Bolsa de Madrid. He was member of the Executive Committee of the Bolsa de Madrid and the Executive Committee of Bancoval.

He began his professional career in 1964 as programmer in an IT company. His ambitions to transform 21st-century banking with the support of new technology dates back to this time.

Mr ÁNGEL CANO FERNÁNDEZ

President and COO

Born in Santander in 1961

Married

Graduated in Economic and Business Sciences

Professional Background:

•	In 1984 he joined Arthur Andersen, Financial area.

•	In 1991 he joined Argentaria and was appointed Director of General Accounting, mainly undertaking and coordinating control functions.

•	In 1998 was appointed to the Management Committee of Argentaria.

•	In 2000 joined the Management Committee of BBVA.

•	In April 2001 was appointed Financial Director of the BBVA Group.

•	In January 2003 was appointed Director of Human Resources and Services of the BBVA Group.

•	In December 2005 assumes responsibility for the Group’s Technology, becoming Director of Resources and Means.

•	In January 2006 he is further assigned with the responsibility to develop and undertake the Group’s Global Transformation Plan.

•	In September 2009 he was appointed President and COO of BBVA.

Mr. RAMÓN BUSTAMANTE Y DE LA MORA

Director

Born in Madrid in 1948.

Married.

Graduated in Economic and Business Sciences from Universidad Complutense de Madrid.

Professional Background:

1972 – IBERIA, L.A.E. Studies Service.

1975 – BANCO COMERCIAL DE CATALUÑA. Accounts Director.

1976 – BANCA GARRIGA NOGUÉS. Accounts Director.

1986 – BANCA GARRIGA NOGUÉS. Deputy General Manager.

1986 – BANESTO. Various senior posts and responsibilities: Director of Territorial Norte; (1987) Director O.P. Madrid and Regional Director for Madrid; (1990) Deputy General Manager for Commercial and Marketing Strategy; (1992) Deputy General Manager for Managing Director; (1993) Managing Director at Bandesco.

1996 – ARGENTARIA. Senior Managing Director and Chairman of the Control Committee; Senior Managing Director of Retail Banking; non-executive Deputy Chairman; (1997) Chairman of Unitaria.

He was appointed to a BBVA directorship on 28th January 2000.

Mr. IGNACIO FERRERO JORDI

Director

Born in Barcelona in 1945.

Married.

Graduated in Law from Universidad de Barcelona.

Professional Background:

Chief Operating Officer of NUTREXPA.

Chairman and Chief Operating Officer of LA PIARA.

Chairman of ANETO NATURAL.

Member of the Board of MAZ (Mutua Accidentes de Zaragoza) from 31st March 2000.

Member of the Board of INSTITUTO DE LA EMPRESA FAMILIAR.

Member of the Board of AECOC (Asociación Española de Codificación Comercial) from 25th February 2003.

Board trustee of Foundation “Princep de Girona” since July 2009.

He was appointed to a BBVA directorship on 28th January 2000.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., pursuant to articles 286, 296, 297.1.a) and 303 of the Corporate Enterprises Act, regarding the two proposed resolutions on capital increase to be charged to reserves and conferral of authority on the Board of Directors to set the date of the capital increases referred to in agenda item four, sections 4.1 and 4.2 of the Annual General Meeting called for 14th and 15th March 2013 at first and second summons, respectively.

This report is filed by the Board of Directors of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (“BBVA”, the “Company” or the “Bank”), pursuant to articles 286, 296, 297.1.a) and 303 of the Corporate Enterprises Act (consolidated text approved under Royal Legislative Decree 1/2010, 2nd July, hereinafter the “Corporate Enterprises Act”) with respect to the two proposed resolutions presented to the Annual General Meeting under agenda item four, sections 4.1 and 4.2, on capital increases to be charged to reserves under article 303 of the Corporate Enterprises Act and conferring authority on the Board of Directors to set the date of said capital increases under article 297.1.a) of the Corporate Enterprises Act. Since both proposals for capital increases are essentially identical, one sole report is hereby presented jointly for sections 4.1 and 4.2 of agenda item four.

1.- Applicable regulations

Article 296 of the Corporate Enterprises Act establishes that any resolution to increase share capital must be adopted by the Annual General Meeting under the requirements established for amending the Company Bylaws.

Article 297.1.a) of the Corporate Enterprises Act allows the Annual General Meeting, with the requirements established for amending the Company Bylaws, to delegate to the directors the authority to establish the date on which the already adopted resolution on the share capital increase will be put into effect to the amount resolved, and to establish the terms and conditions for the increase insofar as these are not included in the General Meeting resolution. The term during which this delegated authority may be used cannot be more than one year.

In this respect, article 286 of the Corporate Enterprises Act requires that the directors draft a written report substantiating the proposal in order for the Company Bylaws to be amended.

Article 303 of the Corporate Enterprises Act establishes that when the capital increase is made and charged to reserves, unrestricted reserves, share premium reserves and the legal reserve (over and above 10% of the capital already increased) may be used, for which a balance sheet approved by the Annual General Meeting reflecting a date between the six months immediately prior to the resolution to increase capital, verified by the Company auditors will serve as a basis for the resolution.

2.- Description of the transaction

The shareholder remuneration system called the “Dividend Option” offers BBVA shareholders the possibility of receiving part of their remuneration in free of charge shares, whilst always maintaining the possibility for the shareholder to choose to receive the entire remuneration in cash.

As in previous years, the proposed resolutions being put to the Annual General Meeting (the “Proposal”) have been structured by two share capital increases charged to reserves coming from undistributed earnings (each of them, an “Increase” or a “Capital Increase” and both together, the “Increases”) which are submitted to the approval of the Annual General Meeting under agenda item four, sections 4.1 and 4.2.

Although both Increases are defined in identical terms, each of them is independent of the other. Thus, one and the other will be carried out on different dates and either or both of them may even not be implemented, depending on the Company’s requirements and its corporate interest, and therefore not be put into effect.

At the time when it is resolved to implement a Capital Increase:

(a)	Bank shareholders will receive one right of free allocation for each BBVA share they own. These rights will be negotiable on the Spanish securities exchanges during a minimum period of 15 calendar days. Once this period has elapsed, the rights will automatically convert into newly issued Bank shares, which will be attributed to their holders. The number of rights necessary for the allocation on one new share and the number of shares to be issued will depend on various factors, including the reference price of the Bank share, calculated as the arithmetic mean of the average weighted prices of the BBVA share on the SIBE electronic trading platform over the five trading sessions prior to the date on which it is resolved to carry out the corresponding Increase (the “Reference Price”) and the fair reference value of this Increase, pursuant to the procedure established in the proposed resolutions.

(b)	The Bank offers an unconditional commitment to acquire the free allocation rights at a fixed price under the terms described in the Proposal (the “Acquisition Commitment”). This fixed price will be calculated prior to the trading period for the free allocation rights, as a function of the Reference Price (such that the purchase price for each right will be the result of dividing the Reference Price by the number of rights necessary to receive one new share plus one). This ensures that all shareholders’ rights will be liquid, so that they can receive their remuneration in cash.

Consequently, when each Increase is carried out, BBVA shareholders will have the option, at their own free choice to1:

(a)	Not to transfer their free allocation rights. In this case, at the end of the trading period, the shareholder will receive the number of newly issued free of charge shares to which they are entitled.

[1]	The options available for Bank shareholders whose holding is in ADSs may entail specificities that differ from the options described here.

(b)	To transfer all or some of their free allocation rights to BBVA under the Acquisition Commitment. Thus, shareholders will receive all or part of their remuneration in cash at the guaranteed fixed price instead of receiving free of charge shares.

(c)	To transfer all or some of their free allocation rights on the market. In such case, shareholders may also receive all or part of their remuneration in cash, although at the listed price of the rights at that moment and not at the guaranteed fixed price established under the Acquisition Commitment.

With this Proposal, BBVA shareholders are once again offered the possibility of choosing to receive their remuneration in cash or in BBVA shares, as has been our practice in the last two years with significant uptake by shareholders.

The implementation of the Increases will be combined with the corresponding resolutions to pay the amounts for the 2013 interim dividends that the Board of Directors may adopt depending on the earnings obtained, the market situation and the regulatory framework during the year, always with the intention of pursuing corporate interests.

3.- Rationale for the Proposal

As indicated above, the Bank established the Dividend Option in 2011. Following its success, it was implemented again in 2012, having achieved an uptake by shareholders of 76.47% and 79.36% on the two occasions when it was implemented in April and October 2012, respectively.

This format has become a habitual mechanism for remunerating shareholders in the market. It has been used by the majority of the large domestic and international banks and other major listed companies.

The current situation in the markets, the new regulatory capital requirements and the convenience of the Bank having an instrument that enables it to meet any needs it may have for capital in 2013 make it advisable for the corporate interest to implement the Dividend Option this year.

In order to establish the most suitable scheme for remunerating BBVA shareholders, the Board of Directors decided to once again offer the Dividend Option, as it is a mechanism that benefits the Company, by reinforcing its capital-adequacy ratios, without altering the cash remuneration to shareholders, so that they are able to choose to receive part of their remuneration in free of charge shares.

During 2012, Spanish financial entities have been affected by new regulatory capital requirements and new coverage requirements to buffer the impairment of assets linked to the real-estate business in Spain.

However, despite the sizeable provisions set aside by BBVA in one of the most difficult years of the crisis in Spain, the Bank has maintained sound performance. This has enabled it to continue to generate profits and maintain a stable dividend policy.

Likewise, the implementation of the Dividend Option in previous years, among other measures, has enabled the Bank to shore up its equity in order to meet the new regulatory capital requirements. Thus, and in order to continue to reinforce the Bank’s solvency, BBVA intends to once again offer this remuneration system to its shareholders in 2013.

With this Proposal, BBVA aims to enhance and increase the flexibility of the remuneration to its shareholders. The Bank wishes to offer them an alternative that, while in no way limiting their possibility of receiving the entire annual remuneration in cash if they so choose, allows them to receive Bank shares under the applicable tax regime for the delivery of free of charge shares that is described below.

Therefore, the aim of the Proposal submitted to the Annual General Meeting is to once again offer all the Bank shareholders a mechanism that makes it possible to reinforce the solvency of the Company without altering the possibility of its shareholders being able to freely choose whether to receive their remuneration in cash, in line with the success of the Dividend Option over the last two years, and with the most efficient flexible remuneration policies implemented by other domestic and international banks, combining the interests of its shareholders with the interests of the Company.

4.- Tax regulations

In general, and pursuant to the criteria stated by the Tax Department (Dirección General de Tributos) in answer to several binding queries, the applicable tax regulations in Spain for shareholders is as follows:

The vesting of shares as a consequence of each Capital Increase will, for tax purposes, be considered to be the vesting of free of charge shares and, consequently, does not comprise income for the purposes of personal income tax (“IRPF”) or for corporate income tax (“IS”) or for non-residents’ income tax (“IRNR”), whether acting through a permanent establishment in Spain or not.

The acquisition value of new shares received as a consequence of each Capital Increase or of the shares from which they originate will be the total cost divided by the corresponding number of shares, whether old or newly issued. The seniority of such free of charge shares will be the same as the shares from which they originate.

If shareholders sell the free allocation rights on the market, the amount obtained from the transfer of such rights will be subject to the following taxes:

•

In the case of IRPF and IRNR and if the transaction is carried out without setting up permanent establishment, the amount obtained from the transfer of free allocation rights on the market will receive the same treatment as pre-emptive subscription rights. Consequently, for tax purposes, the amount obtained in the transfer of the free allocation rights is subtracted from the acquisition value of the shares from which these rights originate, in application of article 37.1.a) of Act 35/2006, 28th November, on personal income tax, which partially amends the acts on corporate income tax, non-resident income tax and wealth tax.

Thus, if the amount obtained in the transfer exceeds the acquisition value of the shares from which they originate then the difference will be considered a capital gain of the transferor in the tax period in which the transfer takes place.

•

In the case of IS and IRNR, when the transaction is carried out through a permanent establishment in Spain, in so far as it completes a full trading cycle, tax will be payable in accordance with the applicable rules.

If the holders of free allocation rights decide to take up the Acquisition Commitment, the tax treatment of the amount obtained in the transfer to the Bank of the free allocation rights, received due to the shareholder’s status as such or acquired on the market, will be equivalent to the tax regulations applicable on dividends distributed directly in cash and therefore subject to the corresponding withholding tax, which currently stands at 21%.

Nonetheless the amount obtained from a transfer pursuant to the Commitment to acquire rights previously acquired on the market, may not benefit from the exemption. This exemption, limited to €1500 per year, is established under current rules for dividends (because the rights are acquired during the two months prior to the time on which the above amount is paid, which is also deemed to be the time of transfer).

Furthermore and in these cases (rights acquired in the market), the transfer generates a loss in net worth equal to the difference between the cost of acquisition of the rights and their transfer value, which in this case will be zero.

5.- Conferral of authority and implementation of each Increase

It is proposed to confer authority to the Board of Directors, which is in turn authorised to delegate this authority to the Executive Committee, with express powers to delegate it in its turn, to the Chairman of the Board; to the President & COO; to any other director; and to empower any Company proxy; to establish the date on which each Increase resolution to be adopted by the Annual General Meeting will be put into effect, and to establish the conditions for the Capital Increase insofar as these are not included in the General Meeting resolution. All this will be done in the terms established in article 297.1-a) of the Corporate Enterprises Act, including the power not to implement the resolutions, whenever this is deemed advisable, in light of the Company’s interests. In this case, the Board of Directors must report on this to the first General Meeting to be held after the term established for its implementation has elapsed. In particular, in order to decide to implement each of the Increases, among other factors, the market conditions may be analysed and taken into account, and with respect to the second Increase, the uptake of the first Increase, should it have been implemented.

When the Board of Directors resolves to implement the Proposal by carrying out an Increase and determining all those conditions not established by the General Meeting, the Bank will publicly disclose such conditions. In particular, prior to the beginning of each period of free allocation, the Bank may make pertinent documents available to the public, containing the necessary information on the number and nature of the shares and the grounds and details of the Increase. All this will be done pursuant to article 26.1.e) of Royal Decree 1310/2005, 4th November, partially ramifying Act 24/1988, 28th July, on Securities Exchanges, with respect to the listing of securities for trading on regulated secondary markets, public bids of sale or subscription and the offering circular demandable for such purposes, or the regulations applicable at any time.

Finally once the trading period for the free allocation rights has ended, due record will be made for the financial statements of the application of the voluntary reserves to the amount of the corresponding Increase, which by this means will become paid-up capital. Likewise, the corresponding resolutions will be adopted to amend the Company Bylaws in order to reflect the new figure for capital resulting from each Increase and the request for listing of the new shares on the securities markets where the BBVA shares are traded at the time of their issue.

6.- Proposed resolutions

The entire text of the proposed resolutions to issue capital against reserves and to authorise the Board of Directors to set the dates of such increases pursuant to articles 303 and 297.1.a) of the Corporate Enterprises Act, which will be submitted to the Annual General Meeting, are as follows:

“4.1 Increase share capital by an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

11.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

12.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2012, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2012 stood at €6,154,647,109.12.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.2 Increase share capital by an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2012, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2012 stood at €6,154,647,109.12.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 11, 2013	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative